

Mail Stop 3561

March 13, 2008

By Facsimile and U.S. Mail

Mr. Daniel Forbush
Chief Financial Officer
General Metals Corporation
1 E Liberty Street, Suite 6000
Reno, NV 89501

> **Re:** **General Metals Corporation**
> **Form 10-K for the year ended April 30, 2007**
> **Filed June 5, 2007**
> **File No. 0-302301**

Dear Mr. Forbush:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

> Cautionary Note to U.S. Investors -The United States Securities and
> Exchange Commission permits U.S. mining companies, in their filings

with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

2.   We also note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

Location and Access, page 5

3.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

4. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Surrounding Land and Mineral ownership, page 6

5.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly we believe that you should remove all the information about any mines, prospects, or companies operating in or near your property and instead focus the disclosure solely on your company's property.

Plan of Operations and Cash Requirements, page 16

6.   We note you refer to gold values averaging from 0.026 to 0.036 opt. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Plan of Operations and Cash Requirements, page 17

7.   You reference, in the sixth paragraph of this page a report prepared for Northern
        Dynasty Minerals in which you report an estimated resource and state quantity
        estimates. The provisions in Industry Guide 7 preclude the use of any terms other
        than proven or probable reserves for disclosure in SEC documents. Please
        remove all references to resources and any associated tonnage and grade
        estimates from your filing.

Note 5 – Gain on Forgiveness of Debt and Debt Conversion, page 34

8.   We note that forgiveness of shareholder loans should generally be recorded as a
        capital transaction and not as a gain. In future filings please adjust your financial
        statements as necessary to characterize the transaction with shareholders as
        capital in nature.

Note 7 – Stockholders' Equity, page 35

9.   We note that you issued $75,000 in stock and additional warrants on March 15,
        2007 for Mikite Gold Resources. It is not clear how you accounted for this
        transaction. We note the increase in stockholders' equity. See SFAS 141 and
        EITF 04-02. Your future filings should clearly explain your accounting for this
        transaction.

10.   In future filings, please provide a tabular presentation that summarizes the
        number of warrants outstanding as at each period and the number of warrants
        issued and exercised during each period presented. Your disclosure should also
        provide an average exercise price for each line.

11.   We note that you extended the exercise date of approximately 3 million warrants.
        We note that under SFAS 123(R) this would be considered an exchange of an old
        warrant for a new warrant. You should clearly disclose how you accounted for

this modification and disclose any additional expenses recorded as a result of this transaction. To the extant that the warrants were not held by employees of the company you should clearly describe why you extended the exercise period for these warrants and how you accounted for the transaction citing to relevant accounting guidance.

12.   We note that you have issued warrants as compensation to certain officers and directors. You should provide the disclosures required by SFAS 123(R).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding the accounting comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any engineering related comments should be directed to George Schuler, Mining Engineer, at (202) 551-3718.

Sincerely,

Michael Moran
Branch Chief Accountant